May 21, 2024
Ms. Aamira Chaudhry and Mr. Doug Jones
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Carriage Services, Inc.
    Form 10-K filed for the Fiscal Year Ended December 31, 2023
    File No. 001-11961
Ladies and Gentleman:
On behalf of Carriage Services, Inc. (“we,” “our” or the “Company”), I hereby submit the Company’s response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on March 1, 2024 (the “Form 10-K”), as set forth in your letter dated May 9, 2024 addressed to L. Kian Granmayeh, Chief Financial Officer of the Company (the “Comment Letter”).
We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff’s comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company’s goal is to resolve the Staff’s comments in a timely manner that is acceptable to the Staff.
For your convenience, our responses are prefaced by the text of the Staff’s comments in bold/italicized text below.
Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations Reporting and Non GAAP Financial Measures, page 33
1.You present the non-GAAP measure “Operating Profit.” As the title of this measure is confusingly similar to a GAAP measure, please retitle this measure accordingly. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.
Response: We respectfully acknowledge the Staff’s comments and, in accordance with the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K, the Company confirms that it will update the title of the financial measure “Operating Profit” to “Adjusted Operating Profit” in future filings.
Annual Report to Shareholders, page 12
2.In the “Trend Reports” beginning on page 12 you disclose “Funeral Operating EBITDA,” “Cemetery Operating EBITDA,” “Financial EBITDA,” “Other EBITDA,” and “Total Field EBITDA.” Please present and reconcile each to the respective most comparable GAAP measure with equal or greater prominence. Refer Item 100(a) of Regulation G.

carriageservices.com

INNOVATION. PARTNERSHIP. SERVICE.

Response: We respectfully acknowledge the Staff’s comments and the Company confirms that it will revise its future Annual Report to Security Holders (“ARS”) disclosures, including future financial highlights contained in such future ARS disclosures, to present any Non-GAAP financial measures with the most directly comparable GAAP financial measure, along with a reconciliation of the differences between each Non-GAAP financial measure with the most directly comparable GAAP measures, as required to comply with Rule 100(a)(1) of Regulation G.
Additionally, we respectfully advise the Staff that the Company does not believe that Item 10(e)(1)(i)(A) of Regulation S-K (which requires that a non-GAAP financial measure included in a filing with the Commission include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure) applies to the disclosures included in the Company’s ARS, which was submitted to the Commission pursuant to Rule 14a-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Notably, subsection (c) of Rule 14a-3 under the Exchange Act states that an annual report shall be submitted to the Commission “solely for its information” and that such report “is not deemed to be “soliciting material” or to be “filed” with the Commission…except to the extent that the registrant specifically requests that it be treated as a part of the proxy soliciting material or incorporates it in the proxy statement or other filed report by reference”. The Company respectfully advises the Staff that the Company did not request that the ARS be treated as a part of the Company’s proxy soliciting material nor did the Company incorporate the ARS by reference in any other report filed by the Company with the Commission. Based on the foregoing, the Company respectfully advises the Staff that it believes that the ARS disclosure is not included in a “filing” with the Commission for purposes of Item 10(e)(1)(i)(A) of Regulation S-K and therefore, that the equal prominence requirements of Item 10(e)(1)(i)(A) of Regulation S-K are inapplicable to the Company’s ARS disclosure.
We hope this letter is responsive to your comments and requests for information. If you have any questions regarding the foregoing, please contact me at (713) 332-8441 or Steven D. Metzger, the Company’s President and Secretary, at (713) 332-8424.

Sincerely,

By: /s/ L. Kian Granmayeh
L. Kian Granmayeh
Executive Vice President, Chief Financial Officer, and Treasurer

cc: Steven D. Metzger, President and Secretary, Carriage Services, Inc.